File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

(Filed November 6, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated November 6, 2006

Press Release

Vitro responds to Moody's Announcement

San Pedro Garza Garcia, Nuevo Leon, Mexico - November 6, 2006.- Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO), would like to express its view on the action taken by Moody's on November 3, 2006 to change the outlook for the ratings of Vitro, S.A. de C.V.

The Company does not concur with this action given its consistent delivery on the financial plan established during mid-2005 and the continuous improvement of its financial position.

Debt Reduction Milestones Achieved as of 3Q'06

  Achieved on September 30, 2006 the lowest comparable total gross debt

  Lowered holding company debt YoY by US$103 million to US$ 506 million

  Lowered consolidated gross debt YoY by US$231 million to US$1.209 billion, the lowest level ever on a comparable basis

  Reduced consolidated net debt YoY by US$88 million to US$1.132 billion

  Total Net Debt / EBITDA of 3.1 times

Operating Milestones Achieved as of 3Q'06

  The company achieved an all-time highest comparable consolidated EBITDA

  Glass Containers reached an all-time high for a third quarter comparable EBITDA

  Flat Glass reported the highest third quarter EBITDA since 3Q'04

Asset Sales and Capital Raising Milestones Achieved as of 3Q'06

  Divested its stake on Crisa for a total of US$ 119 million

  Closed asset sales for a total of US$43 million, exceeding the US$40 million target

  Successfully completed a US$50 million rights offering that was 95% subscribed by current shareholders who strongly support Vitro's strategy

As the company has stated in the past, it expects to reduce debt by US$300 million at the holding company level. Vitro has already obtained US$212 million through the sale of Crisa, the equity offering and real estate sales. The company is actively working on a project that it expects will provide the remaining US$100 million before year's end to accomplish its goal of holding company debt reduction.

The company's bonds are trading above par and at the highest prices ever demonstrating the market's understanding of Vitro's strategy, recognizing the good financial standing of the Company and the belief that we will continue delivering on our commitments.

The company has had continuous access to the financial markets in the past few years. Vitro has never missed an interest or principal payment in its 97 year history - a statement that can not be made by many Mexican industrial companies. In addition, we have been very diligent on delivering our financial plan and expect to complete it before year end. With the completion of the financial plan and the improved financial position, we have very high confidence that we will continue having wide access to the financial markets and we expect to begin obtaining better conditions in our financings.

The company completed an equity offering on November 1, 2006. The use of proceeds of these new funds will be to pay down debt. It makes little sense to us to have received a negative change in rating outlook two days after new equity funds have come into the company.

Vitro has gone from a 4.2 times to a 3.3 times leverage ratio. At the same time, the company has gone from a rating of Ba3 to B2, and most recently with a rating outlook being moved from Stable to Negative. With this figures and the above rationale, we are having a hard time understanding the logic of trend in ratings.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use,

which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: November 6, 2006